                                                   UNITED STATES
                                         SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D. C. 20549
                                                    Form 12B-25
                                            NOTIFICATION OF LATE FILING

                                                  SEC FILE NUMBER
                                                       1-6140

(Check One):
(  )  Form 10-K
(  )  Form 20-F
(x )  Form 11-K
(  )  Form 10-Q
(  )  Form N-SAR
For Period Ended: December 31, 2003

(  )  Transition Report on Form 10-K
(  )  Transition Report on Form 20-F
(  )  Transition Report  on Form 11-K
(  )  Transition Report  on Form 10-Q
(  )  Transition Report  on Form N-SAR
For the Transition Period Ended: _______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the  notification  relates  to a  portion  of the  filing  checked  above,  identify  the  Item(s)  to which  the notification relates:

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                                          Part I - REGISTRANT INFORMATION

Full Name of Registrant:   Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time
                           Employees
                           Dillard's, Inc. Investment & Employee Stock Ownership Plan for Part-Time
                           Employees

Former Name if Applicable:

Address of Principal Executive Office:
                           1600 Cantrell Road, Little Rock, AR 72201

                                         Part II - RULES 12b-25 (b) AND (c)

If the subject  report could not be filed without  unreasonable  effort or expense and the  registrant  seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (x) (a) The  reasons  described  in  reasonable  detail  in Part III of this form  could not be  eliminated without unreasonable effort or expense;

         (x) (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K,  Form 20-F, 11-K or Form N-SAR,  or portion  thereof,  will be filed on or before the  fifteenth  calendar day following the prescribed  due date;  or the  subject  quarterly  report of  transition  report on Form  10-Q,  or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (x) (c) The  accountant's  statement  or other  exhibit  required  by Rule  12b-25  (c) has  been  attached if  applicable.

                                                PART III - NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K,  20-F,  11-K,  10-Q,  N-SAR, or the transition  report portion thereof could not be filed within the prescribed time period.

We have been unable to complete our financial  statements  because the final  adjusted  statements  from the Trustee were not received before the filing due date.

                                            PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Phillip R. Watts             (501)              376-5369
         ----------------------     ---------       -----------------------
         (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of
1934 or Section 30 of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter period that the  registrant  was  required to file such report (s) been filed?  If answer is no, identify report(s).
(x) Yes  (  ) No

(3) Is it  anticipated  that a significant  change in results of operations  from the  corresponding  period for the last  fiscal year will be  reflected  by the  earnings  statements  to be included in the subject  report or portion
thereof?   (  )  Yes   (x)  No

If so, attach an explanation of the anticipated change,  both narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Dillard's, Inc. Investment & Employee Stock Ownership Plan for Full-Time
                           Employees
                           Dillard's, Inc. Investment & Employee Stock Ownership Plane for Part-Time
                           Employees
                           -------------------------------------------------------------------------------------------
                          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2004                         By  /s/ Phillip R. Watts
                                            Name: Phillip R. Watts
                                            Title: Secretary of the Administrative Committee

INSTRUCTION:  The form may be signed by an  executive  officer of the  registrant  or by any other  duly  authorized representative.  The name and title of the person signing the form shall be typed or printed  beneath the signature.
If the  statement is signed on behalf of the  registrant by an  authorized  representative  (other than an executive officer),  evidence of the  representative's  authority to sign on behalf of the registrant  shall be filed with the form